UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of September, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding







                              Pearson plc (the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (Shares) - option awards and restricted share awards.

Restricted Share Awards Granted on 26 September 2003

The first tranche of the restricted share awards granted on 26 September 2003, to executive directors and other members of the Pearson Management Committee, vested on 26 September 2006.

As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 26 September 2006 at a price of 746.878 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.



Name of Director   Shares Released   Shares Sold to        Shares Retained
                                     discharge tax
                                     liabilities

David Bell              16,480           6,757                 9,723
Rona Fairhead           16,480           6,757                 9,723
John Makinson           16,480           6,757                 9,723
Marjorie Scardino       24,040           9,857                14,183



Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :


Name of Director           Number of Shares              % of Capital

David Bell                     122,518                     0.01521
Rona Fairhead                   62,593                     0.00777
John Makinson                  172,872                     0.02146
Marjorie Scardino              212,160                     0.02633



The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Halifax EES Trustees International Limited (as trustee of the Pearson Employee Share Ownership Trust) is now 2,520,843 Shares (representing 0.313% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.


 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 September, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary